Offering Statement for Zelgor Inc ("Zelgor")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

    Zelgor Inc

    745 Atlantic Ave

    Boston, MA 02111

Eligibility

2. The following are true for Zelgor Inc:

    -   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
    -   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    -   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    -   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
    -   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    -   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

    No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

    Name
    John Fanning Jr

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
    John Fanning Jr graduated from the University of Miami in 2014 with a degree in Entrepreneurship. He founded Zelgor Inc. in 2012 after graduating from Draper University, where he led his team to first place in the month-long business development competition. At Draper U, he finished in the top 10 in the VC pitch competition with his idea for a GPS-based mobile game that lets users take over the real world. John has spent the last three

years at Zelgor developing the Noobs IP and integrating the Noobs into Zelgor's two games in development. CEO at Zelgor Inc. - 2012/Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Fanning LLC

Securities:	3,200,000
Class:	Common Stock
Voting Power:	39.0%

Dotcom Capital LLC

Securities:	2,000,000
Class:	Common Stock
Voting Power:	24.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Zelgor is building mobile games that enable Noobs to control the Universe. Whether it's utilizing cutting edge location technology, or building simple and sleek hyper-casual games, Zelgor aims to make great experiences by prioritizing quality, engagement, and retention. Our goal is to build games with a strong life-time value, while at the same time generating revenue in an effective but non-intrusive manner. That's why we are using the freemium business model: building games that are free to play, while monetizing through sales of virtual items and merchandising, as well as advertising. In order to bring our games to life, we've partnered with Disruptor Beam to use the Disruptor Engine. Disruptor Beam has an abundance of institutional knowledge around the development and live operations of free-to-play games. They've leveraged that to build the Disruptor Engine, a platform consisting of a set of UI tools, services, and best practices that we believe will enable us to compete in an increasingly demanding and evolving games industry.

Zelgor currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Zelgor Inc speculative or risky:
    1. Many of the key responsibilities of our business have been assigned to four individuals. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.
    2. We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results, and financial condition.
    3. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users to use our website. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.
    4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.
    5. We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project

basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

6. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

7. The business of mobile applications is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large game companies, any of which will launch their own games or acquire other location-based game companies in the future.

8. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a*

consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Zelgor Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $535,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

Zelgor plans to use these shares to finish and launch their first game, Noobs in Space. In order to do this, we plan to spend 50% of the funds raised on salaries for the Core Team and the addition of at least two game developers to ramp up production. We plan to spend an additional 27% on third party vendors such as Assist software and various Artists, Animators, Modelers, and similar roles to complete necessary projects to launch our products. The remaining capital will be spent on any necessary software purchases as well as digital marketing to promote our games.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$26,215
Game Development	$1,200	$120,000
Management Salaries	$1,310	$150,000
Software	$1,000	$60,000
3rd party vendors	$5,000	$148,785
Marketing	$1,000	$30,000
Total Use of Proceeds	**$10,000**	**$535,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Zelgor Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $0.50 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	15,000,000	8,641,528	Yes	The Company began this offering with 8,641,528 shares outstanding and issued 251,261 shares of common stock in rolling closes in conjunction with this offering, for net proceeds of $118,574 in the year ending on December 31st, 2020. The company also issued 500,000 shares as stock based compensation in the year ended December 31, 2020. In 2021, the Company also issued shares of common stock and received net proceed from its Regulation CF offering as follows: On January 29, 2021, the Company issued 161,544 shares for net proceeds of $76,514; on March 4, 2021, the Company issued 70,105 shares for net proceeds of $33,035; and on April 13, 2021, the Company issued 95,425 shares for net proceeds of $45,074. These stock issuances increases the total number of shares of Common Stock outstanding to 9,719,863 at the time this Form C/A was filed with updated financial statements for the year ended December 31, 2020.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	Options in Employee Option Pool	3,400,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The conversion of the debt into preferred stock would dilute the ownership interests of the investors who participate in the crowd funding offering. We have not yet establish a class of preferred stock, and consequently, there are no rights that we can list.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There is no difference between the rights on the existing common shareholders and the rights of the investors who will purchase common stock in this offering. The convertible debt holders receive interest of 5% per annum, but the conversion rate into preferred shares, and any voting or liquidations rights are unknown and subject to negotiation.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The share price is determined by issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The crowdfunding securities being offered are shares of common stock. No preferred stock is being offered. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding and owned by the founder of the company. If this offering is successful, as a group, the people purchasing the securities that are offered for sale will be minority owners. As minority owners, the crowd funding investors are subject to the decisions made by the majority shareholder. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares of stock or the sale of debt, convertible debt or assets of the company.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. Any transaction we do with related-parties, we attempt to complete on an arms-length basis. There is a risk that if related parties are our only source of capital, we may not be able to obtain terms that are favorable to our shareholders.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):   Various

Amount Outstanding: $250,000

Interest Rate: 8.0%

Maturity Date: December 31, 2016

Other Material Terms:

> All debt issued is beyond its maturity date. The principal amount of the debt plus accrued interest payable is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of the preferred stock sold in a qualified financing.

Creditor(s):   Various

Amount Outstanding: $75,000

Interest Rate: 5.0%

Maturity Date: December 31, 2016

Other Material Terms:

> All debt issued is beyond its maturity date. The principal amount of the debt plus accrued interest payable is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of the preferred stock sold in a qualified financing.

Creditor(s):   Various

Amount Outstanding: $38,450

Interest Rate: 0.0%

Maturity Date: December 31, 2016

Other Material Terms:

> The debt is from friendly lenders with no written loan agreement.

Creditor(s): Scott Group LLC

Amount Outstanding: $10,000

Interest Rate: 5.0%

Maturity Date: May 15, 2021

Other Material Terms:

The principal amount of the debt plus accrued interest payable is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of the preferred stock sold in a qualified financing.

Creditor(s): Scott Group LLC

Amount Outstanding: $20,000

Interest Rate: 5.0%

Maturity Date: December 9, 2021

Other Material Terms:

The principal amount of the debt plus accrued interest payable is convertible into preferred stock at a 20% discount to the price per share that is paid by other purchasers of the preferred stock sold in a qualified financing.

25. What other exempt offerings has Zelgor Inc conducted within the past three years?

Date of Offering: 07/2017

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $89,516

Use of Proceeds:

A Title III Reg CF offering was completed on netcapital.com in 2017. The proceeds were used to hire a developer, design and develop two game prototypes, and create additional Noob content.

Date of Offering: 12/2020

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $118,577

Use of Proceeds: 3rd party vendors, software

Date of Offering: 12/2020

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold:	$518,224
Use of Proceeds:	Stock based compensation
Date of Offering:	01/2021
Exemption:	

       Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$76,514
Use of Proceeds:	3rd party vendors, software
Date of Offering:	03/2021
Exemption:	

       Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$33,035
Use of Proceeds:	3rd party vendors, software
Date of Offering:	04/2021
Exemption:	

       Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$45,074
Use of Proceeds:	3rd party vendors, software

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

In 2021 our Company issued shares of common stock and received net proceeds from its Regulation CF offering as follows: On January 29, 2021, the Company issued 161,544 shares for net proceeds of $76,514; on March 4, 2021, the Company issued 70,105 shares for net proceeds of $33,035; and on April 13, 2021, the Company issued 95,425 shares for net proceeds of $45,074. In 2020, we generated a net loss of $125,859, with no revenues. Our average monthly burn rate was approximately $10,000 per month. We ended the year with total assets of $685,022, including cash balances of $35,131, and we had total liabilities of $653,088, including notes payable of $541,050. In 2020 we also started a Reg CF,4(a)(6) Offering which is still ongoing. By 12/31/2020 we received $118,577 worth of proceeds via Rolling Close procedures. Our related party gave us advances of $38,500. In 2018, we generated a net loss of $34,680, with no revenues. Our net use of cash during the year was $44,121, with a burn rate of approximately $3,700 per month. We ended the year with total assets of $85,666, including cash balances of $35,405, and we had total liabilities of $517,75, including notes payable of $325,000. We generated similar results in 2019, with a burn rate of roughly $3,600 per month, after spending the year developing and play-testing NoobTubez. We polished our NoobTube battle mini game and developed a tutorial-like mini version of the larger map game, and opened the playable version up to all our Netcapital investors. We also added a second game into our development pipeline, Noobs in Space, while creating a tremendous amount of art content for both games. We issued convertible notes in 2019 and received proceeds of $30,000. We believe we have access to some additional capital if we need operating cash. Our plan is to close this offering with net proceeds of approximately $500,000 and to use those proceeds to hire two developers and additional part-time employees, with the goal of launching our new game by the end of 2021.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
   1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      1. in connection with the purchase or sale of any security?
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement,

restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with

respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Zelgor Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Hi, I'm John Fanning Jr., and I'm the Founder and CEO of Zelgor. Zelgor is building an intergalactic entertainment empire backed by famous Venture Capitalist Tim Draper, co-creator of Guitar Hero, Kai Huang, and the founders of napster. We plan to take over the universe with our army of rambunctious aliens called Noobs. The Noobs are a unique IP, that are beginning their invasion by disrupting the $150B Global Games Industry. We have a proven team of industry veterans who have worked on highly successful games like the Sims, Bioshock Infinite, Dungeons & Dragons Online, and more. Our first mobile game is called Noobs in Space. Led by their outlandish leader, Major Noob, the Noobs fly around the universe, exploring cool new planets, encountering bizarre creatures, and dodging obstacles along the way. NoobTubes is the sequel to Noobs in Space, and is the story of the Noobs discovering Earth. This game introduces a fruit launching backpack, called the NoobTube, that the Noobs use to battle each other for control of the planet.Noobtube battles are spectator friendly and have significant E-Sports potential. The game is tied into the real world map as players compete for territories all over the world. In 2018, Video Games eclipsed TV & Streaming to become the most profitable sector of major entertainment. We are entering the market in mobile games, an industry with many high profile success stories. Games like Candy Crush Saga, Clash of Clans, and Pokemon Go, have each generated over a billion dollars in revenue in their lifetime. At its peak, Pokemon Go brought in as much as $2.5M in a single day. Our games are free to play, and we monetize them through the sale of virtual items like, UFOs, Costumes, and more. We'll also be franchising the Noobs IP and forming brand partnerships as we create merchandise, like shirts, hats, and stuffed Noob plushies. As the Noobs become popular, they plan to invade other Game Platforms, like Xbox and PlayStation, and other forms of media like TV and Movies. We invite you to become a Zelgor investor and join forces with the Noobs before they take over the Universe.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: zelgor.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.